Exhibit 99.3

1. INTRODUCTION

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Acreage Holdings, Inc. (the “Company”, “we”, “our”, “us” or “Acreage”), formerly known as Applied Inventions Management Corp., is for the three months and year ended December 31, 2018. It is supplemental to, and should be read in conjunction with, the Company’s consolidated financial statements and the accompanying notes for the years ended December 31, 2018 and 2017. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Financial information presented in this MD&A is presented in thousands of United States (“U.S.”) dollars, unless otherwise indicated.

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators.

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation. All statements, other than statements of historical fact, included herein are forward-looking information, including, for greater certainty, statements regarding expanding our industry-leading footprint, rolling out a national brand, pending legislation, successful completion of our pending acquisitions and opening of new cannabis markets. Generally, forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “proposed”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. There can be no assurance that such forward-looking information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such forward-looking information. This forward-looking information reflects Acreage’s current beliefs and is based on information currently available to Acreage and on assumptions Acreage believes are reasonable. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Acreage to be materially different from those expressed or implied by such forward-looking information. Such risks and other factors may include, but are not limited to: general business, economic, competitive, political and social uncertainties; general capital market conditions and market prices for securities; delay or failure to receive board or regulatory approvals; the actual results of future operations; operating and development costs; competition; changes in legislation or regulations affecting Acreage; the timing and availability of external financing on acceptable terms; favorable production levels and outputs; the stability of pricing of cannabis products; the level of demand for cannabis product; the availability of third-party service providers and other inputs for Acreage’s operations; and lack of qualified, skilled labor or loss of key individuals. A description of additional assumptions used to develop such forward-looking information and a description of additional risk factors that may cause actual results to differ materially from forward-looking information can be found in Acreage’s disclosure documents, such as Acreage’s listing statement filed on November 14, 2018, on the SEDAR website at www.sedar.com. Although Acreage has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking information as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. The forward-looking information contained in this MD&A represents the expectations of Acreage as of the date of this MD&A and, accordingly, is subject to change after such date. However, Acreage expressly disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law. Neither the Canadian Securities Exchange nor its Regulation Service Provider has reviewed, or accepts responsibility for the adequacy or accuracy of, the content of this MD&A.

This MD&A was prepared by management of the Company and is dated and presented as at April 29, 2019.

2. OVERVIEW OF THE COMPANY

Acreage Holdings, Inc., formerly known as Applied Inventions Management Corp., was continued into the Province of British Columbia under the Business Corporations Act (British Columbia). The Company’s Class A Subordinate Voting Shares are listed on the Canadian Securities Exchange under the symbol “ACRG.U”, the OTCQX under the symbol “ACRGF” and the Frankfurt Stock Exchange under the symbol “0VZ”. The Company operates through its consolidated subsidiary High Street Capital Partners, LLC (“HSCP”). HSCP, doing business as Acreage Holdings, a Delaware limited liability company, was formed on April 29, 2014. The Company became an indirect parent of HSCP on November 14, 2018 in connection with the reverse takeover (“RTO”) transaction described below.

HSCP was founded by Kevin Murphy to invest in the burgeoning U.S. regulated cannabis market. Historically, Acreage’s principal business activity was to make debt and equity capital investments in existing cannabis license holders, cannabis license applicants and related management companies. These portfolio companies were party to financing and consulting services agreements with the Company in states throughout the U.S. where medical and/or adult use of cannabis is legal. Such investments included (but were not limited to) debt securities (secured or unsecured), convertible debt instruments, LLC membership interests, and common or preferred equity securities issued by the portfolio company.

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In 2018, the Company continued the process that began in 2017 of obtaining controlling positions in nearly all portfolio companies under its ownership with the intent of becoming a single cohesive company operating across multiple states. The Company strives towards controlling as much of the supply chain as possible on a national and global scale, while also expanding investment in new cannabis technologies and products. The Company will seek to leverage its breadth of operations and first-mover advantage to create enduring brands and intellectual property that will have enduring value as the market matures and becomes increasingly competitive.

On September 21, 2018, the Company, HSCP, HSCP Merger Corp. (a wholly-owned subsidiary of Pubco) (“Subco”), Acreage Finco B.C. Ltd. (a special purpose corporation) (“Finco”), Acreage Holdings America, Inc. and Acreage Holdings WC, Inc. entered into a Business Combination Agreement whereby the parties agreed to combine their respective businesses (the “Business Combination”), which would result in the reverse takeover of the Company by the security holders of HSCP. On November 14, 2018, the parties to the Business Combination Agreement completed the RTO. The Business Combination was structured as a series of transactions, including a Canadian three-cornered amalgamation transaction and a series of U.S. reorganization steps. In connection with the Business Combination, the Company changed its name from “Applied Inventions Management Corp.” to “Acreage Holdings, Inc.” On November 15, 2018, the Company’s Subordinate Voting Shares were listed and began trading on the Canadian Securities Exchange under ticker symbol “ACRG.U”.

The Company has invested in geographically diverse licensed dispensaries, cultivation and processing facilities and other cannabis related companies that operate in both adult use and medical authorized states across the U.S. In states where medical cannabis license holders may only be non-profit entities, the Company provided, and continues to provide, management services to the respective non-profit medical cannabis license holders on a contractual basis.

Today, we believe the Company is one of the leading vertically integrated multi-state cannabis operators in the U.S. Headquartered in New York City, the Company has one of the largest footprints of any cannabis company in the U.S. and is dedicated to building and scaling operations to create a seamless, consumer-focused, branded cannabis experience. The Company’s mission is to champion and provide access to the beneficial properties of cannabis by creating the highest-quality products and experiences. We have fostered strong partnerships with regulators, physicians and medical researchers, with the aim of setting a new standard for the industry. As legislation and regulations evolve, we believe we are poised to build on our leadership position by expanding our footprint and capabilities in bringing safe, affordable cannabis to the market. We deeply believe in the transformational power that cannabis has to heal and change the world.

Highlights from the three months and year ended December 31, 2018

During the three months:

•	We received gross proceeds of $314 million in a private placement in advance of completing the RTO of Applied Inventions Management Corp. We completed the RTO and our Subordinate Voting Shares were approved for listing on the Canadian Securities Exchange and the OTCQX.

•	We entered into an agreement to acquire Form Factory, Inc., a multi-state manufacturer and distributor of cannabis-based edibles and beverages.

•	We acquired all remaining interests in Prime Wellness of Pennsylvania, LLC (“PWPA”), a license holder in Pennsylvania, solidifying our footprint in the state.

•	Greenleaf Gardens, LLC, a cultivation facility in Ohio with which we have a management services agreement, was awarded a provisional cultivation license.

•	We acquired all interests in In Grown Farms 2, LLC, an Illinois cultivation license holder.

•	We acquired all remaining interests in HSRC NorCal, LLC, a management company in California.

•	We entered into a real estate purchase agreement with Blue Tire Holdings, LLC, which gives us options to purchase several strategic real estate assets in Michigan that are cannabis license applicants in the state.

•	We entered into a definitive agreement to purchase Thames Valley Apothecary, LLC, a dispensary license holder in Connecticut, increasing our footprint to three dispensaries in the state.

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During the year:

•	HSCP successfully completed a Class E funding round, securing gross proceeds of approximately $119 million of additional capital, which was, at that time, the largest private funding round in U.S. cannabis industry history to our knowledge based upon publicly available information.

•	We announced the appointment of former Speaker of the U.S. House of Representatives, John Boehner, former Governor of the State of Massachusetts, Bill Weld, former Prime Minister of Canada, Brian Mulroney, former tw telecom Chairman and Chief Executive Officer, Larissa Herda, former IBM Chief Financial Officer, Douglas Maine, and former Blue Cross Blue Shield of Massachusetts Chairman and Chief Executive Officer, William C. Van Faasen, to our Board of Directors.

•	We further solidified our footprint in the U.S., acquiring all remaining interests in NYCANNA, LLC (“NYCANNA”), a license holder in New York and Prime Alternative Treatment Center Consulting, LLC (“PATCC”), a management company in New Hampshire. We also acquired all interests in D&B Wellness, LLC (“D&B”) and Prime Wellness of Connecticut, LLC (“PWCT”), expanding our footprint in Connecticut, and Prime Wellness Centers, Inc. (“PWC”), a license holder in Massachusetts.

•	We entered into management contracts with Greenleaf Apothecaries, LLC and Greenleaf Therapeutics, LLC (together “Greenleaf”), entities holding dispensary and processing licenses, respectively, in Ohio.

•	We entered into a management contract with Compassionate Care Foundation, Inc. (“CCF”), a non-profit license holder in New Jersey. In connection with the execution of the management contract, we agreed to fund the Cannabis Education and Research Institute, Inc., a non-profit organization formed by CCF dedicated to the development and support of unbiased, evidence-based research and information of the beneficial medical use of cannabis, and the communication and dissemination of accurate information to patients, researchers, clinicians, policy-makers and regulators.

•	We acquired a controlling interest in the Wellness and Pain Management Connection, LLC (“WPMC”) in May 2018. WPMC owns and operates four of the eight licensed dispensaries in the State of Maine.

•	We made several key senior management hires, bringing on board a Chief Operating Officer, Chief Financial Officer and made an internal promotion to President.

•	We have significantly enhanced our controls and finance processes by adding significant expertise in tax, financial planning, financial reporting and controllership at our affiliates and at the corporate level.

Operational and Regulation Overview

Acreage’s operations are in full compliance with all applicable state and local laws, regulations and licensing requirements in the states which we operate. For a regulatory overview of the states in which we operate, please refer to the Company’s Listing Statement (filed on November 14, 2018) and Annual Information Form (filed on February 20, 2019) filed under the Company’s profile on SEDAR.

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3. SELECTED FINANCIAL INFORMATION

The following table presents selected financial data derived from the indicated periods consolidated financial statements of the Company for the three months and year ended December 31, 2018 and 2017 and as at December 31, 2018 and December 31, 2017. The 2017 comparative amounts presented are those of HSCP. The selected financial information set out below may not be indicative of the Company’s future performance.

in thousands, except	Three Months Ended				Year Ended
per share amounts	December 31,		Change		December 31,		Change
	2018	2017	$	%	2018	2017	$	%
New England	$5,859	$—	$5,859	n/m	$9,139	$—	$9,139	n/m
Mid-Atlantic	2,462	—	2,462	n/m	3,122	—	3,122	n/m
Midwest	20	—	20	n/m	20	—	20	n/m
West	2,131	2,183	(52)	(1)%	8,843	7,743	1,100	14%
Revenues, net	$10,472	$2,183	$8,289	380%	$21,124	$7,743	$13,381	173%
Cost of goods sold	(6,093)	(1,359)	(4,734)	348%	(12,951)	(4,767)	(8,184)	172%
Gross profit excluding fair value items	$4,379	$824	$3,555	431%	$8,173	$2,976	$5,197	175%
Realized fair value amounts included in inventory sold	(1,710)	—	(1,710)	n/m	(2,110)	—	(2,110)	n/m
Unrealized fair value gain on growth of biological assets	16,252	—	16,252	n/m	19,349	—	19,349	n/m
Gross profit	$18,921	$824	$18,097	n/m	$25,412	$2,976	$22,436	n/m
Total operating expenses	(67,782)	(5,262)	(62,520)	n/m	(94,095)	(10,023)	(84,072)	n/m
Total other income (loss)	(167,421)	(58)	(167,363)	n/m	(149,001)	237	(149,238)	n/m
Income tax expense	(1,346)	(188)	(1,158)	616%	(2,001)	(806)	(1,195)	148%
Net loss	$(217,628)	$(4,684)	$(212,944)	n/m	$(219,685)	$(7,616)	$(212,069)	n/m
Less: net income (loss) attributable to non-controlling interests	(14,751)	78	(14,829)	n/m	(14,021)	(613)	(13,408)	n/m
Net loss attributable to Acreage Holdings, Inc.	$(202,877)	$(4,762)	$(198,115)	n/m	$(205,664)	$(7,003)	$(198,661)	n/m
Net loss per share attributable to Acreage Holdings, Inc. - basic and diluted	$(2.46)				$(3.08)
Net loss per share attributable to non-controlling interests - basic and diluted	(0.17)				(0.22)
Net loss per share - basic and diluted	$(2.63)				$(3.30)

	December 31,	December 31,	Change
	2018	2017	$	%
Cash and cash equivalents	$104,943	$16,231	$88,712	n/m
Short-term investments	149,090	—	149,090	n/m
Inventory	17,656	463	17,193	n/m
Biological assets	8,440	—	8,440	n/m
Capital assets, net	45,043	11,039	34,004	308%
Intangible assets, net	153,953	800	153,153	n/m
Goodwill	32,116	2,191	29,925	n/m
Total assets	571,821	73,009	498,812	n/m
Total debt	15,635	27,618	(11,983)	(43)%
Total non-current liabilities	32,147	32,470	(323)	(1)%

n/m - Not meaningful

Results of operations for the three months and year ended December 31, 2018 as compared to the three months and year ended December 31, 2017

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Revenues

The Company derives its revenues from sales of cannabis and cannabis-infused products through retail dispensary and cultivation businesses, as well as from management fees from entities for whom we provide management services. As at December 31, 2018, Acreage had five operational dispensary facilities in Oregon (three in Portland, one in Eugene and one in Springfield), two in Connecticut (one in Bethel and one in South Windsor), one in Baltimore, Maryland and one in Buffalo, New York. Acreage has cultivation facilities in Sinking Spring, Pennsylvania, Sterling, Massachusetts, Syracuse, New York and Freeport, Illinois. Acreage also collects management services revenues in Maine.

	Three Months Ended				Year Ended
in thousands	December 31,		Change		December 31,		Change
	2018	2017	$	%	2018	2017	$	%
New England	$5,859	$—	$5,859	n/m	$9,139	$—	$9,139	n/m
Mid-Atlantic	2,462	—	2,462	n/m	3,122	—	3,122	n/m
Midwest	20	—	20	n/m	20	—	20	n/m
West	2,131	2,183	(52)	(1)%	8,843	7,743	1,100	14%
Revenues, net	$10,472	$2,183	$8,289	380%	$21,124	$7,743	$13,381	173%

The increase in revenues in the three months and year ended December 31, 2018 was primarily driven by the acquisitions of D&B and PWCT in our New England region and the start of operational sales from PWPA in our Mid-Atlantic region.

Cost of goods sold and gross profit

Gross profit is revenue less cost of goods sold, plus or minus the fair value changes in biological assets for the period. Cost of goods sold includes the costs directly attributable to product sales and includes amounts paid for finished goods, such as flower, edibles and concentrates, as well as packaging and other supplies, fees for services and processing, and allocated overhead which includes allocations of rent, administrative salaries, utilities and related costs. Cannabis costs are affected by various state regulations that limits the sourcing and procurement of cannabis product, which may create fluctuations in gross profit over comparative periods as the regulatory environment changes.

	Three Months Ended				Year Ended
in thousands	December 31,		Change		December 31,		Change
	2018	2017	$	%	2018	2017	$	%
Revenues, net	$10,472	$2,183	$8,289	380%	$21,124	$7,743	$13,381	173%
Cost of goods sold	(6,093)	(1,359)	(4,734)	348%	(12,951)	(4,767)	(8,184)	172%
Gross profit excluding fair value items	$4,379	$824	$3,555	431%	$8,173	$2,976	$5,197	175%
Realized fair value amounts included in inventory sold	(1,710)	—	(1,710)	n/m	(2,110)	—	(2,110)	n/m
Unrealized fair value gain on growth of biological assets	16,252	—	16,252	n/m	19,349	—	19,349	n/m
Gross profit	$18,921	$824	$18,097	n/m	$25,412	$2,976	$22,436	n/m

The increase in cost of goods sold and gross profit excluding fair value items in the three months and year ended December 31, 2018 was driven by the increased sales at D&B, PWCT and PWPA.

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The Company’s fair value adjustments in the three months and year ended December 31, 2018 pertained to biological assets at our Pennsylvania, New York, Massachusetts and Illinois cultivation locations.

Gross margin, excluding fair value items was 42% and 38% in the three months ended December 31, 2018 and 2017, respectively, and 39% and 38% in the years ended December 31, 2018 and 2017, respectively

Total operating expenses

Total operating expenses consist primarily of costs incurred at our corporate offices and operational subsidiaries, personnel costs, including salaries, benefits and share based compensation, marketing and other professional service costs, including legal and accounting. We expect to continue to invest considerably in this area to support our aggressive expansion plans and to support the increasing complexity of the cannabis business. Furthermore, we expect to incur acquisition and transaction costs related to our expansion plans. We anticipate a significant increase in stock compensation expense related to recruiting and hiring talent, as well as increases in accounting, legal and professional fees associated with being a publicly traded company.

	Three Months Ended				Year Ended
in thousands	December 31,		Change		December 31,		Change
	2018	2017	$	%	2018	2017	$	%
Total operating expenses	(67,782)	(5,262)	(62,520)	n/m	(94,095)	(10,023)	(84,072)	n/m

The increases in operating expenses were driven by increased general and administrative and compensation expenses. These reflect the increased volume and complexity of services required as the Company’s operations increased over the year, such as increased legal and other professional fees incurred from the roll-up of our investments, increased compensation expenses driven by stock compensation in connection with our public listing and the increased headcount from the scaling up of operations.

Total other income (loss)

	Three Months Ended				Year Ended
in thousands	December 31,		Change		December 31,		Change
	2018	2017	$	%	2018	2017	$	%
Total other income (loss)	(167,421)	(58)	(167,363)	n/m	(149,001)	237	(149,238)	n/m

Of the total decline in other income (loss) during the three months, $156,871 was driven by the non-cash remeasurement of our derivative liability valuations due to the conversion of HSCP’s senior secured convertible notes to equity and the issuance of warrants in connection with the RTO. Additionally, our loss from investments increased by $5,203, primarily driven by the issuance of warrants in connection with the redemption of our investment in Florida Wellness, LLC, the mark-to-market of certain equity method investments and adjustments from changes to our non-core legacy portfolio via the sale and roll-up of investments. We also had an increase in other non-operating expenses of $5,830, primarily driven by expenses associated with our public listing.

The non-cash remeasurement of our derivative liabilities described above drove $155,974 of the decline during the year, while increased interest expense and the non-operating expenses described above drove $4,895 and $6,774 of the decline, respectively. These were partially offset by a $17,557 increase in income from investments due to the remeasurement to fair value upon acquisition of previously held interests.

We expect these other income (loss) items to significantly decline going forward as a result of the substantial completion of the roll-up of the former minority investments of HSCP and the conversion of HSCP’s debt to equity as a result of the RTO.

Net loss

	Three Months Ended				Year Ended
in thousands	December 31,		Change		December 31,		Change
	2018	2017	$	%	2018	2017	$	%
Net loss	$(217,628)	$(4,684)	$(212,944)	n/m	$(219,685)	$(7,616)	$(212,069)	n/m
Less: net income (loss) attributable to non-controlling interests	(14,751)	78	(14,829)	n/m	(14,021)	(613)	(13,408)	n/m
Net loss attributable to Acreage Holdings, Inc.	$(202,877)	$(4,762)	$(198,115)	n/m	$(205,664)	$(7,003)	$(198,661)	n/m

The increases in net loss are driven by the factors discussed above.

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The increase in loss allocated to the non-controlling interests was driven by the RTO transaction. Certain former HSCP members contributed their units in HSCP to Acreage Holdings, WC, Inc. in exchange for non-voting shares of Acreage Holdings, WC, Inc., and certain executive employees and profits interests holders remained unitholders of HSCP. These non-voting shares and units are redeemable for either one Subordinate Voting Share of Pubco or cash, as determined by the Company.

Summary of quarterly results

The following table presents selected financial information for the Company’s four most recently completed quarters.

(in thousands, except per share amounts)	Q4’18	Q3’18	Q2’18	Q1’18
Revenue	$10,472	$5,504	$2,951	$2,197
Net income (loss) attributable to Acreage Holdings, Inc.	(202,877)	(4,509)	5,996	(4,274)
Net income (loss) per share attributable to Acreage Holdings, Inc. - basic and diluted	(2.46)	n/a	n/a	n/a

4. LIQUIDITY AND CAPITAL RESOURCES

Our primary uses of capital include acquisitions, capital expenditures, servicing of outstanding debt and operating expenses. Our primary source of capital is funds generated by financing activities. To date, we have used private financing as a source of liquidity for short-term working capital needs and general corporate purposes. Our ability to fund our operations, to make planned capital expenditures, to acquire other entities or investments, to make scheduled debt payments and to repay or refinance indebtedness depends on our future operating performance, cash flows and ability to obtain equity or debt financing, which are subject to prevailing economic conditions, as well as financial, business and other factors, some of which are beyond our control.

Change in Cash	Year Ended December 31,		Change
	2018	2017	$	%
Net cash used in operating activities	$(35,536)	$(5,942)	$(29,594)	n/m
Net cash used in investing activities	(235,518)	(19,382)	(216,136)	n/m
Net cash provided by financing activities	359,766	36,259	323,507	n/m
Change in cash	$88,712	$10,935	$77,777	n/m
n/m - Not meaningful

As at December 31, 2018, we had $104,943 of cash and cash equivalents, $95 of restricted cash and $254,103 of working capital surplus (current assets minus current liabilities), compared with $16,231 of cash and cash equivalents, $269 of restricted cash and $7,482 of working capital surplus as at December 31, 2017. The increase in cash and cash equivalents was primarily driven by the proceeds received from the private placement completed prior to the RTO.

We expect that our cash on hand and cash flows from operations, along with private and/or public financing, will be adequate to meet our capital requirements and operational needs for the next 12 months.

Cash used in operating activities

Net cash used in operating activities increased $29,594 to $35,536 for the year ended December 31, 2018, primarily driven by higher usage of cash in current year accounts payable and accrued liabilities due to timing of payments and an increase of general and administrative expenses and compensation expense.

Cash used in investing activities

Net cash used in investing activities increased $216,136 to $235,518 for the year ended December 31, 2018, primarily driven by the purchase of short-term investments in U.S. treasury bills, the purchase of cannabis license holders and management contracts, capital expenditures and loans made to subsidiaries to build out facilities, partially offset by proceeds from the sale of the Company’s equity interest in Compass Ventures, Inc., Greenhouse Compass, LLC, HSGH Properties, LLC and HSGH Properties Union, LLC.

Cash provided by financing activities

Net cash provided by financing activities increased $323,507 to $359,766 for the year ended December 31, 2018, primarily driven by net proceeds of $298,644 from our private placement in advance of our RTO and the net issuance of $116,890 in exchange for Class E units in HSCP, compared to our prior year net convertible note issuance of $29,817.

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Contractual obligations

The Company and its subsidiaries have entered into operating lease agreements for the corporate office, a cultivation facility and dispensaries. The following represents the Company’s commitments in relation to its operating leases:

Period	Amount
Not later than one year	$2,614
Later than one year and not later than five years	6,776
Later than five years	2,685
Total	$12,075

The Company has the following commitments (revolving lines of credit) related to its investments:

		Balance as at
Counterparty	Maximum Obligation	December 31, 2018	December 31, 2017
CCF	$12,500	$5,616	$—
Prime Alternative Treatment Center, Inc. (a)	4,650	4,650	—
Greenleaf	16,000	7,030	—
Patient Centric of Martha’s Vineyard, Ltd.	4,000	856	—
Health Circle, Inc. (b)	8,000	1,519	220
Total		$19,671	$220

(a) Prime Alternative Treatment Center, Inc. is a non-profit license holder in New Hampshire managed by the Company’s consolidated subsidiary PATCC.

(b) Health Circle, Inc. is a non-profit license holder in Massachusetts managed by the Company’s consolidated subsidiary MA RMD SVCS, LLC.

The Company is subject to other capital commitments and similar obligations. As at December 31, 2018 such amounts were not material.

5. OFF-BALANCE SHEET ARRANGEMENTS

As at the date of this filing, the Company does not have any material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of the operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

6. TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties are entered into in the normal course of business and are measured at the amount established and agreed to by the parties.

Lease agreement

NCC LLC (“NCC”) has a lease in place with NCC Real Estate, LLC, an entity in which the Company’s wholly-owned subsidiary HSC Solutions, LLC has a 33.33% ownership interest. The total amount of rent paid by NCC during the years ended December 31, 2018 and 2017 was $108 in both periods.

Common ownership

A founding member of HSCP held an individual 1% ownership interest in NCC as at December 31, 2018. In the first quarter of 2019, the Company acquired all interests in NCC.

Related party promissory notes receivable

Acreage has certain outstanding notes receivable with related parties. Refer to Note 7 of the consolidated financial statements for further information.

Other current assets

In March 2017, HSCP issued 6,000 Class C units to certain employees of HSCP in exchange for $630 of notes receivable. These notes bear interest at 2.05% annually. $315 was outstanding as at December 31, 2017, as the Company forgave 50% of the amount outstanding in recognition of services performed and classified the forgiven amount as compensation expense in the year ended December 31, 2017. The remaining $315 was forgiven and recognized as compensation expense in the year ended December 31, 2018.

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Key management personnel compensation

The Company’s compensation expense related to key management personnel for the year ended December 31, 2018 and 2017 totaled $20,526 and $1,842, respectively, which includes cash and equity-based compensation.

7. PROPOSED TRANSACTIONS

Nature’s Way

The Company purchased a vertically-integrated license in Florida to operate a cultivation and processing facility and up to 30 medical cannabis dispensaries by acquiring all interests in Nature’s Way for total consideration of approximately $69,000. In addition to the $12,000 paid in fiscal 2018 as a deferred acquisition cost, the Company paid an additional $53,000 cash and issued $4,000 in HSCP units. The transaction closed on January 4, 2019 upon state approval.

Thames Valley Apothecary, LLC (“Thames Valley”)

On January 22, 2019, the Company’s acquisition of Thames Valley, a dispensary license holder in Connecticut, closed upon state approval for cash consideration of $15,072.

NCC

On March 1, 2019, the Company acquired all remaining interests in NCC for consideration of $4,508 in Subordinate Voting Shares.

Kanna, Inc.

On March 12, 2019, the Company entered into a definitive agreement to acquire Kanna, Inc., a dispensary license holder in Oakland, California, for consideration of approximately $11,500 in Subordinate Voting Shares.

Form Factory, Inc. (“Form Factory”)

On April 16, 2019, the Company’s acquisition of Form Factory, a multi-state manufacturer and distributor of cannabis-based edibles and beverages, closed upon state approval for consideration of $160,000 in Subordinate Voting Shares.

Deep Roots Medical, LLC (“Deep Roots”)

On April 17, 2019, the Company entered into a definitive agreement to acquire Deep Roots, a vertically integrated license holder in Nevada, for consideration of approximately $100,000 in HSCP units and $20,000 in cash.

In respect to the above acquisitions, the Company is in the process of identifying assets acquired and liabilities assumed, and as such, net assets are preliminarily recorded as intangible assets unless otherwise noted until all measurement period adjustments are considered.

Canopy Growth Corporation (“Canopy Growth”)

On April 18, 2019, the Company announced that it had entered into a definitive arrangement agreement that grants Canopy Growth the right to acquire 100% of the shares of the Company, with a requirement to do so at such time as cannabis production and sale becomes federally legal in the U.S. (the “triggering event”). Canopy Growth is a publicly-traded multi-national operator of diversified cannabis and hemp businesses incorporated in Canada.

Upon approval of Canopy Growth and Acreage shareholders as well as the Supreme Court of British Columbia, shareholders of the Company (which includes holders of all share classes of the Company as well as HSCP units and USCo2 shares that are convertible into shares of the Company) will receive an immediate aggregate total payment of $300 million (the “up-front” payment) in exchange for granting Canopy Growth an option to acquire all of the outstanding shares of the Company. The companies also plan to execute a licensing agreement granting the Company access to certain of Canopy Growth’s intellectual property. The agreement includes a termination fee of $150 million payable by the Company in the event that the transaction is terminated under certain circumstances.

Following the triggering event and satisfaction of certain closing conditions, all Proportionate Voting Shares and Multiple Voting Shares will automatically convert to Subordinate Voting Shares, and Canopy Growth will issue 0.5818 of a common share of Canopy Growth to all holders of the Company’s Subordinate Voting Shares in exchange for such holders’ Subordinate Voting Shares. All HSCP unit holders and USCo2 shareholders will have the right to convert their holdings into CGC shares using the conversion ratio described above. HSCP unit holders will be required to convert their units within three years following the closing of the transaction. If federal legalization does not occur within 90 months of the date of the up-front payment, the agreement will terminate.

The Company will be permitted to issue up to an additional 58,000 Subordinate Voting Shares, together with an additional 5,222 Subordinate Voting Shares in respect of potential acquisitions.

8. CHANGES IN OR ADOPTION OF ACCOUNTING POLICIES

The significant accounting policies used by the Company are as follows:

Cash and cash equivalents

The Company defines cash equivalents as highly liquid investments held for the purpose of meeting short-term cash commitments that are readily convertible into known amounts of cash, with original maturities of three months or less. As at December 31, 2018, the Company had $104,943 of cash and cash equivalents (including $34,983 of cash equivalents in the form of U.S. Treasury bills) on hand, compared to $16,231 of cash (with no material cash equivalents) on hand as at December 31, 2017.

Restricted cash

Restricted cash represents funds contractually held for specific purposes and, as such, not available for general corporate purposes.

Biological assets

In accordance with IAS 41 - Agriculture, the Company’s biological assets are measured at fair value less costs to sell and harvest. The Company capitalizes all direct and indirect costs as they are incurred, which include the direct costs of seeds and growing materials and indirect costs such as utilities, labor, depreciation and overhead costs. These costs are subsequently transferred to inventory upon harvest and are then recorded within Cost of goods sold in the Consolidated Statements of Operations in the period the related product is sold. The unrealized fair value adjustments on growth of biological assets are recorded in a separate line in the Consolidated Statements of Operations.

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Inventory

The Company’s inventories initially include the fair value of the biological assets at the time of harvest. They also include subsequent costs to prepare the product for ultimate sale, which include direct costs such as materials and indirect costs such as utilities and labor. All direct and indirect costs related to inventory are capitalized when they are incurred, and they are subsequently classified to Cost of goods sold in the Consolidated Statements of Operations, except for the realized fair value amounts included in inventory sold which are recorded on a separate line item. Inventory is valued at the lower of cost and net realizable value. The Company measures inventory cost using specific identification for its retail inventory and the average cost method for its cultivation inventory.

Financial instruments

Financial assets and financial liabilities, including derivatives, are recognized on the consolidated balance sheet when the Company becomes a party to the financial instrument or derivative contract.

Classification

The Company classifies its financial assets and financial liabilities in the following measurement categories: (i) those to be measured subsequently at fair value through profit or loss (“FVTPL”); (ii) those to be measured subsequently at fair value through other comprehensive income (FVOCI); and (iii) those to be measured at amortized cost. The classification of financial assets depends on the business model for managing the financial assets and the contractual terms of the cash flows. Financial liabilities are classified as those to be measured at amortized cost unless they are designated as those to be measured subsequently at FVTPL (irrevocable election at the time of recognition). For assets and liabilities measured at fair value, gains and losses are either recorded in profit or loss or other comprehensive income.

The Company reclassifies financial assets when and only when its business model for managing those assets changes. Financial liabilities are not reclassified.

Measurement

All financial instruments are required to be measured at fair value on initial recognition, plus, in the case of a financial asset or financial liability not at FVTPL, transaction costs that are directly attributable to the acquisition or issuance of the financial asset or financial liability. Transaction costs of financial assets and financial liabilities carried at FVTPL are expensed in profit or loss. Financial assets and financial liabilities with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of the subsequent accounting periods. The carrying value of the Company’s financial assets held at amortized cost approximates fair value. All other financial assets including equity investments are measured at their fair values at the end of subsequent accounting periods, with any changes taken through profit and loss or other comprehensive income (irrevocable election at the time of recognition). For financial liabilities measured subsequently at FVTPL, changes in fair value due to credit risk are recorded in other comprehensive income.

The component parts of compound instruments issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement. At the date of issue, the fair value of the liability is measured separately using an estimated market rate for a similar liability without an equity component and the residual is allocated to the conversion option. The liability component is subsequently recognized on an amortized cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date. The equity component is recognized and included in equity and is not subsequently re-measured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Transaction costs are divided between the liability and equity components in proportion to their values.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs used to make the measurements. The hierarchy is summarized as follows:

•	Level 1 - quoted prices (unadjusted) that are in active markets for identical assets or liabilities

•	Level 2 - inputs that are observable for the asset or liability, either directly (prices) for similar assets or liabilities in active markets or indirectly (derived from prices) for identical assets or liabilities in markets with insufficient volume or infrequent transactions

•	Level 3 - inputs for assets or liabilities that are not based upon observable market data

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The Company classifies its financial instruments as follows:

Financial Instrument	Classification	Fair Value Hierarchy
Cash and cash equivalents	Amortized cost	N/A
Short-term investments	Amortized cost	N/A
Investments in private entities	FVTPL	Level 1 & 3
Investments held for sale	FVTPL	Level 3
Promissory notes receivable	Amortized cost	N/A
Convertible line of credit	FVTPL	Level 3
Accounts payable and accrued liabilities	Amortized cost	N/A
Derivative liabilities	FVTPL	Level 3
Debt	Amortized cost	N/A

There were no material reclassifications between fair value levels during the years ended December 31, 2018 and 2017.

Impairment of financial assets

The Company assesses at each statement of financial position date whether there is objective evidence that a financial asset or group of financial assets is impaired.

The Company recognizes expected credit losses (“ECL”) for trade receivables based on the simplified approach under IFRS 9. The simplified approach to the recognition of expected losses does not require the Company to track the changes in credit risk; rather, the Company recognizes a loss allowance based on lifetime expected credit losses at each reporting date from the date of the trade receivable.

Evidence of impairment may include indications that a debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicates that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults. Trade receivables are reviewed qualitatively on a case-by-case basis to determine whether they need to be written off.

For financial assets carried at amortized cost (loans receivable or promissory notes), the Company recognizes loss allowances for ECLs on such financial assets measured at amortized cost. ECLs are a probability-weighted estimate of credit losses. The Company applies a three-stage approach to measure ECLs. The Company measures loss allowance at an amount equal to 12 months of expected losses for performing loans receivable if the credit risk at the reporting date has not increased significantly since initial recognition (Stage 1) and at an amount equal to lifetime expected losses on loans receivable that have experienced a significant increase in credit risk since origination (Stage 2) and at an amount equal to lifetime expected losses which are credit impaired (Stage 3).

The Company considers a significant increase in credit risk to have occurred if contractual payments are more than 30 days past due and considers the loans receivable to be in default if they are 90 days past due. A significant increase in credit risk or default may have also occurred if there are other qualitative factors (including forward looking information) to consider; such as borrower specific information (i.e. change in credit assessment). Such factors include consideration relating to whether the counterparty is experiencing significant financial difficulty, there is a breach of contract, concessions are granted to the counterparty that would not normally be granted, or it is probable the counterparty will enter into bankruptcy or a financial reorganization.

Significant increases in credit risk are assessed based on changes in probability of default of a financial asset subsequent to initial recognition. The Company uses past due information to determine whether credit risk has increased significantly since initial recognition. Financial assets are considered to have experienced a significant increase in credit risk and are reclassified to Stage 2 if a contractual payment is more than 30 days past due as at the reporting date.

The Company defines default as the earlier of when a contractual loan payment is more than 90 days past due or when a loan becomes insolvent as a result of customer bankruptcy. Loans that have experienced a default event are considered to be credit-impaired and are reclassified as Stage 3 loans.

The Company measures expected credit loss by considering the risk of default over the contract period and incorporates forward-looking information into its measurement.

Expected credit losses are measured as the difference in the present value of the contractual cash flows that are due to the Company under the contract, and the cash flows that the Company expects to receive. The Company assesses all information available, including past due status and forward looking macro-economic factors in the measurement of the expected credit losses associated with its assets carried at amortized cost.

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The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk. All of the promissory notes receivable carried at amortized cost are considered to be in Stage 1 as at December 31, 2018, and the Company has not recognized any material ECLs during the year.

Investments in associates

In accordance with IAS 28 - Investments in Associates and Joint Ventures, associates are entities for which the Company has significant influence in, but not control or joint control of, its financial and operating policy decisions. Investments in associates are accounted for using the equity method in accordance with IAS 28 - Investments in Associates and Joint Ventures. Investments in associates are recognized initially at cost, which includes transaction costs. After initial recognition, the Company adjusts the carrying value of the investment to reflect its share of the investee’s net assets, profit or loss, and other comprehensive income until the date on which significant influence ceases. If the Company’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the Company does not recognize further losses, unless it has incurred obligations or made additional investments in or payments on behalf of the other entity. The Company’s investments in equity-accounted investees are classified within Long-term investments in the Consolidated Statement of Financial Position.

Short-term investments

The Company holds short-term investments for the purpose of satisfying current cash commitments. Refer to Note 6 for more information.

Investments in private entities

Private entities are those entities that the Company has no significant influence or control and are accounted for in accordance with IFRS 9. Refer to Note 6 for more information.

Investments held for sale

The investment held for sale is presented at the lower of cost or fair value less costs to sell. An asset is regarded as held for sale if its carrying amount will be recovered principally through a sale transaction, rather than through continuing use. For this to be the case, the asset must be available for immediate sale and its sale must be highly probable. The Company’s investments held for sale are classified within Investments in the Consolidated Statements of Financial Position. Management has determined the investment income (losses) associated with investments held for sale did not meet the criteria of IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations to be reflected as discontinued operations.

Promissory notes receivable

The Company provides financing to various related and non-related businesses within the cannabis industry. These notes are accounted for as financial instruments in accordance with IFRS 9. Refer to Note 7 for more information.

Capital assets

Capital assets are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated using the following terms and methods:

Capital Asset Class	Method	Time Period
Land	Not depreciated
Buildings	Straight-line	10 - 40 years
Leasehold improvements	Straight-line	Shorter of estimated useful life or length of the lease
Furniture, fixtures and equipment	Straight-line	3 - 10 years
Construction in process	Not depreciated

An item of equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in the Consolidated Statements of Operations during the year the asset is derecognized. The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year end and adjusted prospectively if appropriate.

Intangible assets

Intangible assets such as management contracts are amortized over their estimated useful lives, while indefinite-lived intangibles such as cannabis licenses are not amortized.

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Business combinations

The Company’s growth strategy includes acquisition of retail, cultivation, processing and other cannabis related companies. These business combinations are accounted using the acquisition method when control is transferred. The consideration transferred in the acquisition is generally measured at fair value, along with identifiable net assets acquired. Goodwill and intangibles assets acquired in a business combination are recorded on the acquisition date. Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets or liabilities of an acquired business and is attributable to synergies expected to be achieved from integrating the acquisition into the Company’s existing business. Based on the Company’s tax status discussed below, goodwill is not expected to be deductible for income tax purposes. A bargain purchase gain is recognized when the excess of the purchase price over the fair value of the net identifiable assets or liabilities acquired is negative. The Company expenses transaction costs, other than those associated with the issue of debt or equity securities, in connection with a business combination as incurred. Where applicable, the Company elects on a transaction-by-transaction basis whether to measure non-controlling interest, if any, at its fair value or at its proportionate share of the recognized amount of the identifiable net assets at the acquisition date.

Impairment of non-financial assets

Goodwill and indefinite-lived intangible assets are not subject to amortization and are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired. Other long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

For testing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating unit, or “CGU”). Goodwill is allocated to the CGU that is expected to benefit from synergies of a related business combination and represent the lowest level within the Company at which management monitors goodwill. An impairment loss is recognized for the amount, if any, by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs of disposal and the value in use (being the present value of expected future cash flows of the asset or CGU). When an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount or the carrying amount that would have been recorded had no impairment loss been previously recognized. The Company’s most recent impairment test performed as at December 31, 2018 did not result in the recognition of any impairment losses.

Income taxes

The Corporation will be treated as a U.S corporation for U.S. federal income tax purposes under U.S. Internal Revenue Code (“IRC”) Section 7874 and be subject to U.S. federal income tax. However, for Canadian tax purposes, the Corporation is expected, regardless of any application of IRC Section 7874, to be treated as a Canadian resident company (as defined in the Income Tax Act (Canada)) for Canadian income tax purposes. As a result, the Corporation will be subject to taxation both in Canada and the U.S. Notwithstanding the foregoing, it is management’s expectation that the Company’s activities will be conducted in such a manner that income from operations will not be subjected to double taxation.

HSCP operates in the U.S. as a limited liability company that is treated as a partnership for U.S. federal, state and local income tax purposes. As a result, HSCP’s income from its U.S. operations is not subject to U.S. federal income tax because the income is attributable to its members. Accordingly, the Company’s U.S. tax provision is based on the portion of HSCP’s income attributable to the Company and excludes the income attributable to other members of HSCP, whose income is included in Net loss and comprehensive loss attributable to non-controlling interests in the Consolidated Statements of Operations. In addition, the Company also records a tax provision for the corporate entities owned directly by HSCP.

Income tax expense is recognized in the Consolidated Statements of Operations. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities and the related deferred tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current assets against current tax liabilities and when they relate to income taxes levied by the same taxing authority and the Company intends to settle its current tax assets and liabilities on a net basis.

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Certain Acreage subsidiaries are subject to IRC Section 280E. This section disallows deductions and credits attributable to a trade or business of trafficking in controlled substances. Under U.S. law, marijuana is a Schedule I controlled substance.

Revenue recognition

The IASB’s new revenue recognition standard IFRS 15 - Revenue from Contracts with Customers (“IFRS 15”) was adopted by the Company on January 1, 2018. The new standard replaces IAS 18 - Revenue and provides for a single model that applies to all contracts with customers with two types of recognition: at a point in time or over time. The Company has applied IFRS 15 retrospectively and determined that there is no change to the comparative periods or transitional adjustments required as a result of adoption. The Company’s accounting policy for revenue recognition under IFRS 15 is as follows:

1.	Identify the contract with a customer;

2.	Identify the performance obligation(s);

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligation(s);

5.	Recognize revenue when/as performance obligation(s) are satisfied.

Revenue from the direct sale of cannabis to customers for a fixed price is recognized when the Company transfers control of the good to the customer. Substantially all of the Company’s revenues are derived from the retail sale of cannabis in dispensaries at this time. Revenue from management contracts is recognized over time as the management services are provided.

The Company provides management services to other cannabis companies for a fee structure that varies based on the contract. The services that may be provided are broadly defined and span the entire scope of the business. The Company evaluates the nature of its promise to the customer in these contracts and determines that its promise is to provide a management service. The service comprises various activities that may vary each day (such as support for cultivation, finance, accounting, human resources, retail, etc.). Revenue from management contracts was not material for the periods presented.

Amounts disclosed as revenue are net of allowances, discounts and rebates.

Equity-settled payments

The Company issues equity-based awards to employees and consultants for services. The Company measures these awards based on their fair value at the grant date and recognizes compensation expense over the requisite service period. For awards granted to non-employees, the compensation expense is measured at the fair value of the goods and services received except when the fair value cannot be estimated in which case it is measured at the fair value of the award granted.

New standards and interpretations issued but not yet adopted:

Several new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2018 and have not been applied in preparing these consolidated financial statements:

Leases

In January 2016, the IASB issued IFRS 16 - Leases (“IFRS 16”). The new standard will replace IAS 17 - Leases and eliminates the classification of leases as either operating or finance leases from the perspective of the lessee. All contracts that meet the definition of a lease will be recorded in the Statements of Financial Position as a right-of-use asset and corresponding lease liability. Under the new standard, the treatment of all lease expense is included in Depreciation and amortization in the Consolidated Statements of Operations, and the liability is unwound using the interest component inherent in each lease.

IFRS 16 will be applied by the Company using the cumulative catch-up approach for annual periods beginning on January 1, 2019. Under this approach, the Company will not restate its comparative figures and will recognize a right-of-use asset equal to the present value of the future lease payments.

The Company has several leases in place as disclosed in Note 14. On transition to IFRS 16, the Company will elect to apply the practical expedient to only transition contracts which were previously identified as leases. The Company will also elect to not recognize right-of-use assets and lease liabilities for leases that have a lease term of 12 months or less and for leases of low-value assets. The Company will account for leases for which the lease term ends within 12 months of the date of initial application as short-term leases. The Company is currently finalizing the quantitative assessment of the impact of the adoption of this new standard.

9. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company has exposure to the following risks from its use of financial instruments and other risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include market, credit, liquidity, asset forfeiture, banking and interest rate risk.

Market risk

Strategic and operational risks arise if the Company fails to carry out business operations and/or to raise sufficient equity and/or debt financing. These strategic opportunities or threats arise from a range of factors that might include changing economic and political circumstances and regulatory approvals and competitor actions. The risk is mitigated by consideration of other potential development opportunities and challenges which management may undertake.

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Credit risk

The Company’s exposure to non-payment or non-performance by its counterparties is a credit risk. The maximum credit exposure as at December 31, 2018 is the carrying amount of cash and cash equivalents, restricted cash, short-term investments, accounts receivable and other receivables and promissory notes receivable. The Company does not have significant credit risk with respect to customers. The Company mitigates its credit risk on its other receivables and promissory notes receivable by securing collateral, such as capital assets, and by its review of the counterparties and business review. The Company considers a variety of factors when determining interest rates for notes receivable, including the creditworthiness of the counterparty, market interest rates prevailing at the note’s origination and duration and terms of the note. The Company determined ECLs to be immaterial due to collateral held. Analysis of collateral held and future expected cash flows within the cannabis industry were considered in its ECL assessment. Refer to Note 7 of the consolidated financial statements for further discussion.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company endeavors to ensure that there is sufficient liquidity in order to meet short-term business requirements, after taking into account the Company’s cash holdings. As at December 31, 2018, the Company’s financial liabilities consist of accounts payable and accrued liabilities, which have contractual maturity dates within one year, promissory notes payable, which are payable within one year and long-term debt, which matures in 2021. The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Company’s working capital position as at December 31, 2018, management regards liquidity risk to be low.

Asset forfeiture risk

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property were never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

Banking risk

Notwithstanding that a majority of states have legalized medical marijuana, there has been no change in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the marijuana industry. Given that U.S. federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept for deposit funds from businesses involved with the marijuana industry. Consequently, businesses involved in the marijuana industry often have difficulty accessing the U.S. banking system and traditional financing sources. The inability to open bank accounts with certain institutions may make it difficult to operate the businesses of the Company, its subsidiaries and investee companies, and leaves their cash holdings vulnerable. The Company has banking relationships in all jurisdictions in which it operates.

In addition, the Company maintains cash with various U.S. banks and credit unions with balances in excess of the Federal Deposit Insurance Corporation and National Credit Union Share Insurance Fund limits, respectively. The failure of a bank or credit union where the Company has significant deposits could result in a loss of a portion of such cash balances in excess of the insured limit, which could materially and adversely affect the Company’s business, financial condition, results of operations and the market price of the Company’s capital stock.

Interest rate risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company’s interest-bearing loans and borrowings are all at fixed interest rates. The Company considers cash flow interest rate risk to be immaterial.

Capital risk management

The Company considers its capital structure to include contributed capital, accumulated deficit, non-controlling interests and any other component of equity. The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it as appropriate given changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes to the Company’s capital management approach during the year ended December 31, 2018.

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10. OUTSTANDING SHARE DATA

The following share capital data is current as of the date of this document:

Shares Outstanding (expressed in 000s)	Subordinate Voting Shares (on an as converted basis)
Issued and Outstanding Shares:
Subordinate Voting Shares	53,819
Subordinate Voting Shares held in treasury	(842)
Proportionate Voting Shares (1)	33,274
Multiple Voting Shares	168
Total Pubco shares	86,419
Non-controlling interest convertible units	27,697
Total Issued and Outstanding	114,116

Options	4,902
Warrants	2,258
RSUs	1,927
HSCP unvested profits interests	912
Fully Diluted	124,115

(1) Presented on an as converted basis at the forty Subordinate Voting Shares to one Proportionate Voting Share exchange ratio.

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